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                              January 19, 2023

       Rhonda Wong
       Chief Executive Officer
       Ohmyhome Limited
       11 Lorong 3 Toa Payoh
       Block B #04-16/21, Jackson Square
       Singapore 319579

                                                        Re: Ohmyhome Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 6,
2023
                                                            File No. 333-268691

       Dear Rhonda Wong:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed January 6,
2023

       Risk Factors
       Risks Relating to Our Securities and this Offering, page 36

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
 Rhonda Wong
Ohmyhome Limited
January 19, 2023
Page 2
      condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameRhonda Wong
                                                             Division of
Corporation Finance
Comapany NameOhmyhome Limited
                                                             Office of Real
Estate & Construction
January 19, 2023 Page 2
cc:       Jason Ye
FirstName LastName